Exhibit 15 (a)

                              DISTRIBUTION PLAN

                                      OF

                            ASSET ALLOCATION FUND


          WHEREAS, THE ASSET ALLOCATION FUND (the "Fund") is a series of Penn Capital Funds, Inc., (the "Corporation") as that term is used under the Investment Company Act of 1940, and the rules and regulations thereunder (the "Act");

          WHEREAS, the Corporation has registered as an open-end management investment company under the Act;

          WHEREAS, the Board of Directors of the Corporation has determined that there is a reasonable likelihood that this Distribution Plan will benefit the Fund and its shareholders; and

          WHEREAS, the Corporation intends to have James M. Beimel, Jr., as part of his obligations as administrator of the Fund
("Administrator"), perform certain marketing activities with respect to shares of the Asset Allocation Fund ("Common Stock").

          NOW, THEREFORE, the Corporation hereby adopts the Distribution Plan (the "Plan") with respect to the Fund in accordance with Rule 12b-1 under the Act having the following terms and conditions:

          1. Payments to Administrator. The Corporation shall pay out of the assets belonging to the Fund to the Administrator (as the marketer of the Common Stock), a distribution fee for distribution of the Common Stock at the rate of the lesser of (a) .25% per annum of the Fund's average daily net assets or (b) the Administrator's total costs incurred during the year (including reasonable allocation of overhead) in the distribution of the Common Stock. Such distribution fee shall be calculated and accrued daily and paid monthly or at such other intervals as the Board of Directors shall determine or as otherwise required by the Act. Such payments shall be in addition to any payments received by the Administrator pursuant to an Administration Agreement between the Corporation and the Administrator with respect to the Fund.

          2. Permitted Expenditures. The amount set forth in paragraph 1 of this Plan shall be paid for Administrator's services in assisting in the distribution of the shares of Common Stock and may be spent by Administrator on any activities or expenses primarily intended to result in the sale of the Common Stock, including but not limited to expenses (including overhead and telephone expenses) of printing of prospectuses and reports for other than existing shareholders, and advertising and preparation and distribution of sale literature.

          3. Effective Date of Plan. This Plan shall not take effect until (a) it has been approved by a vote of at least a majority of the outstanding shares of Common Stock (as defined in the Act) and
(b) (together with any related agreements) by votes of a majority of both (i) the Board of Directors of the Corporation, and (ii) those Directors of the Corporation who are not "interested persons" of the Fund (as defined in the Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Directors"), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

          4. Continuance. This Plan shall continue in effect for as long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3(b).

          5. Reports. The Administrator and other persons authorized to direct the disposition of monies paid or payable by the Fund pursuant to this Plan or any related agreement shall provide to the Board of Directors of the Corporation and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. The Administrator shall annually certify in writing that the aggregate payments received from the Fund pursuant to the Plan during the year did not exceed its total costs incurred during the year (including reasonable allocation of overhead) in assisting in the distribution of the Common Stock.

          6. Termination. This Plan may be terminate at any time by vote of a majority of the Rule 12b-1 Directors, or by a vote of a majority of the outstanding shares of Common Stock (as defined in the Act).

          7. Amendments. This Plan may not be amended to increase materially the amount of payments provided for in paragraph 1 hereof unless such amendment is approved in the manner provided for initial approval in paragraph 3 hereof.

          8. Selection of Directors. While this Plan is in effect, the selection and nomination of Directors who are not interested persons (as defined in the Act) of the Corporation shall be committed to the discretion of the Directors who are not interested persons.

          9. Records. The Corporation shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the ate of this Plan, or the agreements or such reports, as the case may be, the first two years in an easily accessible place.

          10. Allocation of Certain Expenses. For purposes of Paragraphs 1, 2 and 5 hereof the following allocations will be made in determining permitted expenditures. Overhead expenses, including rent and utilities will be allocated based on the percentage of time used to assist the distribution of shares of the Fund as contrasted with all other uses of rented space. For example rent will be allocated pursuant to the following formula:

          (a) The total rent paid by the Administrator will be multiplied by a fraction, the numerator of which is the square feet utilized by him in assisting in the distribution of shares of the Fund and the denominator of which is the total square feet rented by the Administrator.

          (b) The product obtained will be multiplied by the percentage of the Administrator's time devoted to assisting in the distribution of shares of the Fund.